George M. Silfen Partner T 212.715.9522 F 212.715.8422 gsilfen@kramerlevin.com	1177 Avenue of the Americas New York, NY 10036 T 212.715.9100 F 212.715.8000

December 4, 2020

VIA EDGAR Ms. Christina DiAngelo Fettig U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Fiera Capital Series Trust (the “Trust”) File No.: 811-23220

Dear Ms. Fettig,

Set forth below is our response to the comments received from you via telephone on November 18, 2020 in connection with the Trust’s June 9, 2020 Form N-CSR filing for the March 31, 2020 reporting period (the “Annual Report”). For your convenience, your comments are bolded and presented in summary form below, and each comment is followed by our response. Capitalized terms used but not defined in this letter have the meanings ascribed to them in the Annual Report.

Comments (Going Forward)

In the growth chart presented in the Management Discussion and Fund Performance section, the line graph representing the Institutional Class shares should begin at $1,000,000, reflecting that share class’ minimum investment amount.

In future filings, the Trust will represent Institutional Class share growth beginning at $1,000,000.

The Emerging Markets Fund and International Equity Fund have been identified as non-diversified, but do not appear to be operating as such for this reporting period. If these funds have been operating as diversified for more than three years, confirm that the applicable Fund will receive shareholder approval before converting back to non-diversified status.

Kramer Levin Naftalis & Frankel LLP	New York | Silicon Valley | Paris

Ms. Christina DiAngelo Fettig December 4, 2020

As required by applicable law, the Trust would seek to obtain shareholder approval before converting back to non-diversified status, in case that either of the two Funds operate as diversified for more than three consecutive years.

In the Management Discussion and Fund Performance section for the Small/Mid Cap Fund, the risk disclosures indicate that the Fund invests primarily in small cap securities, but it is listed as a small/mid cap fund. Please clarify.

In future filings, the Trust will clarify risk disclosures to cover both small and mid cap securities.

The International Equity Fund and Global Equity Fund appear to have significant exposure to the consumer non-cyclical sector. We ask that you disclose sector risk specific to this sector in the Prospectus for these two Funds if that exposure continues.

In the next Prospectus, if the sector-specific exposure continues at a similar level, the Trust will disclose consumer non-cyclical sector risk for the International Equity Fund and Global Equity Fund.

In the Statement of Assets and Liabilities, there is no line item for payables to trustees or directors. Are these payables combined with other liabilities? If there are payables to directors or trustees, please see Rule 6-04 and Rule 6-03(l) of Regulation S-X.

At March 31, 2020, the balance for “payable for trustee fees” was zero for all Funds. In future filings, the Trust will list payable to trustees in accordance with rules 6-04 and 6-03(l) of Regulation S-X if a payable balance exists at the time of the reporting period end.

With regard to the Statement of Assets and Liabilities for the U.S. Equity Long Term Quality Fund, please explain why there is a payable for offering costs, which seem to be covered in the expense limitation described in the notes to the financial statements.

The payable for offering costs represents that portion of unamortized deferred offering costs which have yet to be expensed. As this portion equals the deferred asset portion, it represents the amount payable to the Adviser for paying these costs initially. As the deferred asset amortizes down as an expense to the Fund, the offset to the expense waiver results in an increase to the “Due-from-Advisor” amount, which can therefore be reduced by the corresponding payable for offering costs balance. The presentation is consistent with prior fiscal year end presentations of similar disclosure for other funds of the Trust.

2

Ms. Christina DiAngelo Fettig December 4, 2020

In the Statement of Assets and Liabilities, please disclose the accounting policy for foreign capital gains tax and other foreign withholding taxes.

In future filings, the Trust will disclose the accounting policy for foreign capital gains tax and other foreign withholding taxes.

In the Statements of Changes in Net Assets, the U.S. Equity Long-Term Quality Fund section contains a footnote indicating that on September 30, 2019, there was an in-kind subscription of another equity fund. Was this fund seeded with excess of this equity fund, and was this disclosed at the time of the initial effectiveness of the Fund’s registration statement?

The footnote could have been more explicit in describing the precise nature of the transaction whereby certain U.S. Equity Long-Term Quality Fund investors redeemed in-kind their interest in a limited partnership and then subsequently contributed in-kind into the U.S. Equity Long-Term Quality Fund. The limited partnership was not the subscriber to the Fund.

In the Notes to the Financial Statements section, please disclose the terms of the advisory agreement with the Mauritius subsidiary mentioned and provide all applicable disclosures.

In future financial statement footnotes, the Trust will disclose the terms of the advisory agreement with the Mauritius subsidiary and to a similar extent as disclosure of the terms of the Fund’s advisory agreement with Fiera.

Please ensure that the terms of the Expense Limitation Agreement are disclosed consistently among disclosure filings and agree to the actual agreement.

In future filings, the Trust will ensure that the terms of the Expense Limitation Agreement are disclosed consistently among disclosure filings, and that such disclosures will conform to the actual agreement.

In the July 2020 prospectus update, the Small/Mid Cap Fund experienced a management fee change from .95% to .90%. How are the gross expenses in the reflective of the restated fees? This question assumes that the actual management fee rate for the year experienced by the Fund was a blended rate between .95% and .90% as the Fund charged .95% through February 12, 2020, and .90% thereafter.

The gross expenses represent a blended result for the fiscal year, reflecting the 0.95% rate being in effect until February 12, 2020 and the 0.90% rate becoming effective thereafter. Note 3 to the table discloses this change in the fee rate.

3

Ms. Christina DiAngelo Fettig December 4, 2020

In the July 2020 prospectus update, the fee table for the Emerging Market Fund notes that there is a waiver of 10bps of the shareholder servicing fee, effective April 1. This contractual waiver is not presented as a waiver in the fee table. Please explain the waiver and consider whether, in future filings, the waiver should be treated below the line of total expenses as a waiver and not as a straight reduction of the shareholder servicing fee.

The Trust’s intent is that this contractual waiver of the shareholder servicing fee will be effective for more than one (1) year from the date of the registration statement. We note the comment concerning the below the line waiver disclosure in future filings.

Each of the Emerging Markets Fund and Small/Mid Cap Fund were shell funds. In future filings where there is a shell merger and change in accountant, we would expect the required change in accountant disclosures.

Confirmed.

In the Trustees and Officers Information section, please include the disclosure requirements of Item 27(b)(6) of Form N-1A in future filings.

In future filings, the Trust will include the disclosure requirement of Item 27(b)(6) of Form N-1A in the Trustees and Officers Information section.

* * * * *

4

Ms. Christina DiAngelo Fettig December 4, 2020

The Trust believes that these responses fully address your comments. If you have any questions regarding this response or require further information, please call me at (212) 715-9522. Thank you for your assistance regarding this matter.

Sincerely,

/s/ George M. Silfen

George M. Silfen

GMS

5